October 29, 1996

Mr. W. Braun Jones, Jr.
511 South Fairfax Street
Alexandria, VA 22071

Dear Braun:

This letter is to confirm your continuing relationship with UOL Publishing, Inc. ("UOL" or the "Company") after the conclusion of the Company's proposed initial public offering ("IPO"). The terms I have stipulated here, I believe, are as we discussed. Please let me know if I have altered anything in the codification. Also, this agreement is effective only if the IPO is successfully concluded.

You will continue as an integral part of the management team, reporting to me. Your title will be Senior Advisor. Your annual salary will be $100,000 ("Base Salary"). You will receive options for 100,000 shares (pre IPO split) of the Company's Common Stock after the IPO, vesting ratably over a three year period with the first one third vesting on the IPO effective date. The price will be at the IPO closing price.

Additionally, you will be eligible for cash bonuses (the "Bonuses") on strategic partnerships that (i) are approved by Nat Kannan and myself (or our successors in office as approved by the Board) and (ii) you close for UOL after consummation of the IPO (the "Partnerships"). For each of the Partnerships, you will receive a Bonus of $10,000. Also, you will be paid a Bonus of 1.5 percent of all net revenues generated by the Partnership for UOL for a period of thirty-six (36) months after the Partnership begins generating such revenue, with this portion of the Bonuses payable annually. Additionally, you will be paid a Bonus of 0.75 per cent of all net revenues generated by Partnerships in 1997, such Bonus to be paid on January 1, 1998 or as soon thereafter as such Bonus (if any) can be calculated by the Company. You will receive a payment of $100,000 as a nonrefundable advance against the Bonuses on January 2, 1997. In the event that your employment by UOL is terminated (otherwise then for cause), all Bonuses will cease being paid after two years from the date of termination, but in no event later than the Bonuses would otherwise be paid. The Company requires that you sign a non-compete agreement covering a period up until two years after termination, which will be signed no later than January 15, 1997. You will receive $100,000 upon signing the non-compete agreement.

You will continue to be on the Company's insurance plan with the present contribution terms. You will be able to take vacation and sick time on an as needed basis with a maximum of ten and five days per year respectively.

Upon termination of this agreement, or upon request of the Company at any time, you will be required to deliver to the company all materials including, but not limited to, customer lists, documents, reports, equipment, software, discs, illustrations, and manuals relating to company information, it being agreed to be and remain being the sole property of the Company. Upon termination by the Company of your employment for reasons other than cause, you will be entitled to severance pay equal to six months' Base Salary. This agreement is subject to approval of the Board of Directors of UOL Publishing and you serve at the pleasure of the Board.

Please indicate your acceptance of this offer by signing below and returning one copy of this letter at your earliest convenience. In the meantime, we are looking forward to working with you toward a mutually rewarding future.

Sincerely,                                   Accepted:
                                                       ---------------------
/s/ Carl N. Tyson
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Carl N. Tyson, President                      Date:
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